UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2025	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary

Number	:	Tel.40/LP 000/COP-M0000000/2025

Jakarta,	November 21, 2025

To.

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision, Derivative Finance and Carbon Exchanges

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re	:	Announcing the Resignation of PT Telkom Indonesia (Persero) Tbk’s Independent Commissioner

Dear Sir/Madam,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 33/POJK.04/2014 concerning Directors and Board of Commissioners of Issuer or Public Company Jo. Financial Services Authority Regulation No. 31/POJK.04/2015 concerning Disclosure of Material Information or Facts by Issuers or Public Companies as lastly amend by OJK Regulation No. 45 of 2024 on Development and Reinforcement of Issuers and Public Companies , we hereby inform you that:

Issuer Name	:	PT Telkom Indonesia (Persero) Tbk
Business Sector	:	Telecommunication
Telephone	:	(+6221) 5215109
E-Mail	:	corsec@telkom.co.id

1.	Information or Material Facts	Announcing the Resignation of PT Telkom Indonesia (Persero) Tbk’s Independent Commissioner
2.	Date	20 November 2025
3.	Description	On November 20, 2025, we have received the resignation letter from Mr. Yohanes Surya as our Independent Commissioner of PT Telkom Indonesia (Persero) Tbk (“The Company”).
4.	The Impact of the Events	It has no material impact on the continuity of the Company’s business.
5.	Others	The Company will take necessary measures related to the resignation letter submitted by Mr. Yohanes Surya in accordance with all applicable regulations.

Thus, we submit this report. Thank you for your attention.

Best regards,

/s/ Jati Widagdo

Jati Widagdo

SVP Corporate Secretary